                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 4)

                                ALEXANDER'S, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    014752109
                                 (CUSIP Number)
                          ----------------------------

                               MR. JOSEPH MACNOW
                              VORNADO REALTY TRUST
                                  PARK 80 WEST
                                    PLAZA II
                         SADDLE BROOK, NEW JERSEY 07663
                            TELEPHONE: (201) 587-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    COPY TO:

                                ALAN SINSHEIMER
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

                                October 21, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

                                  SCHEDULE 13D



CUSIP NO.  014752109                                           PAGE 2 OF 6 PAGES
--------------------------------------------------------------------------------


   1 NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Vornado Realty Trust
     22-1657560
--------------------------------------------------------------------------------
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
   3 SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            / /

--------------------------------------------------------------------------------
   6 CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
--------------------------------------------------------------------------------
             NUMBER OF                7   SOLE VOTING POWER
       SHARES BENEFICIALLY
             OWNED BY                     0
               EACH                  -------------------------------------------
             REPORTING                8   SHARED VOTING POWER
              PERSON
               WITH                       1,602,168 SHARES
                                     -------------------------------------------
                                      9   SOLE DISPOSITIVE POWER

                                          0
                                     -------------------------------------------
                                     10   SHARED DISPOSITIVE POWER

                                          1,602,168 SHARES
                                     -------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,956,736 shares (includes 1,354,568 shares held by Interstate Properties)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.1%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON

     OO (Real estate investment trust)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D



CUSIP NO.  014752109                                           PAGE 3 OF 6 PAGES
--------------------------------------------------------------------------------


   1 NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Vornado Realty L.P.
     13-3925979
--------------------------------------------------------------------------------
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
   3 SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            / /

--------------------------------------------------------------------------------
   6 CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
             NUMBER OF                7   SOLE VOTING POWER
       SHARES BENEFICIALLY
             OWNED BY                     0
               EACH                  -------------------------------------------
             REPORTING                8   SHARED VOTING POWER
              PERSON
               WITH                       1,602,168 SHARES
                                     -------------------------------------------
                                      9   SOLE DISPOSITIVE POWER

                                          0
                                     -------------------------------------------
                                     10   SHARED DISPOSITIVE POWER

                                          1,602,168 SHARES
                                     -------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,956,736 shares (includes 1,354,568 shares held by Interstate Properties)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.1%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

         This Amendment No. 4 amends and supplements the Schedule 13D Statement originally filed by Vornado, Inc. on August 2, 1990 with respect to the Common Stock, par value $1.00 per share (the "Shares"), of Alexander's, Inc., a Delaware corporation (the "Company"). In 1993, Vornado, Inc. merged into Vornado Realty Trust. The statement on Schedule 13D, as heretofore amended and supplemented and as amended and supplemented hereby, remains in full force and effect.

Item 2.  Identity and Background.

         (a), (f) This Statement is being filed by Vornado Realty Trust, a Maryland real estate investment trust ("Vornado"), and Vornado Realty, L.P., a Delaware limited partnership (the "Operating Partnership"). In April 1997, Vornado transferred substantially all of its assets to the Operating Partnership, including all Shares then owned by Vornado. As a result, Vornado now conducts its business through, and substantially all its interests in properties are held by, the Operating Partnership. Vornado is the sole general partner of, and owned approximately 86% of the common limited partnership interest in, the Operating Partnership at September 30, 1999. Shares owned by the Operating Partnership may be regarded as being beneficially owned by Vornado, its general partner. Interstate Properties, a New Jersey general partnership ("Interstate"), owns approximately 15.1% of the outstanding common shares of beneficial ownership of Vornado.

         (b) The Operating Partnership's principal executive offices are located at Park 80 West, Plaza II, Saddle Brook, N.J. 07663.

         (c) The principal business of the Operating Partnership is real estate.

         (d), (e) During the last five years, the Operating Partnership has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 21, 1999, the Operating Partnership acquired 135,600 Shares in a block trade reported on the New York Stock Exchange for $8,956,380 in cash from its working capital, with settlement of the transaction to occur on October 26, 1999.

Item 4.  Purpose of Transaction.

         Each of Vornado and the Operating Partnership acquired the Shares owned by it described in Item 3 and Item 5, as the case may be, for investment purposes.

         Each of Vornado and the Operating Partnership has from time to time assessed its investment in the Company. Each of Vornado and the Operating Partnership will continue to assess its investment in the Company and, depending on market conditions and other factors, may acquire additional Shares in the open market, in private transactions or otherwise, may dispose of all or any portion of the Shares it now owns or hereafter acquires, seek to engage in extraordinary corporate transactions, such as a merger or other reorganization involving the Company or a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries (which extraordinary transaction could involve one or more additional parties), engage in discussions with the management and/or other significant stockholders of the Company and/or take any other action which it may deem to be appropriate in the circumstances.

         Vornado and the Operating Partnership have from time to time provided loans to the Company, and in the future may or may not change the terms or extend the maturity of the currently outstanding loans or provide additional loans on the same or different terms to the Company.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The Operating Partnership owns 1,602,168 Shares (32.0% of the 5,000,850 Shares reported by the Company as outstanding as of August 9, 1999 in its Quarterly Report on Form 10-Q for the period ended June 30, 1999). By virtue of being the general partner of the Operating Partnership, Vornado may be deemed the beneficial owner of the 1,602,168 Shares owned by the Operating Partnership. Vornado and the Operating Partnership have shared voting and dispositive power with respect to such Shares. Interstate owns 1,354,568 Shares, 27.1% of the Shares shown as outstanding in such Form 10-Q. While Vornado and the Operating Partnership may be deemed to be a group with Interstate and thus to beneficially own the Shares held by Interstate (for an aggregate of 2,956,736 Shares or 59.1%), neither Vornado nor the Operating Partnership has sole or shared voting or dispositive power with respect to the Shares held by Interstate.

         In addition, Steven Roth, Chairman of the Board and Chief Executive Officer and a trustee of Vornado and a general partner of Interstate, owns 9,700 Shares (0.2%), Richard West, a trustee of Vornado, owns 200 Shares (0.004%), and Ronald Targan, a trustee of Vornado, owns 17,800 Shares (0.4%); each of Messrs. Roth, West and Targan has sole voting and dispositive power with respect to the Shares held by him. Russell B. Wight, Jr., a general partner of Interstate, beneficially owns 9,500 Shares owned by the Wight Foundation (0.2%), over which Mr. Wight holds sole voting and dispositive power. Michael D. Fascitelli, president and a trustee of Vornado, holds vested options to acquire 140,000 Shares at an exercise price of $73.875 per Share.

         (c) Other than the acquisition of 135,600 Shares by the Operating Partnership on October 21, 1999 in a block trade reported on the New York Stock Exchange, there have been no transactions in the Shares by Interstate, Vornado, the Operating Partnership or any of the executive officers or trustees of Vornado or general partners of Interstate or the Operating Partnership in the past sixty days.

                             SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    October 26, 1999

                                           VORNADO REALTY TRUST


                                           By: /s/ Joseph Macnow
                                               -------------------------------
                                               Joseph Macnow
                                               Executive Vice President--
                                               Finance and Administration



                                           VORNADO REALTY L.P.


                                           By: Vornado Realty Trust,
                                               its general partner


                                           By: /s/ Joseph Macnow
                                               -------------------------------
                                               Joseph Macnow
                                               Executive Vice President--
                                               Finance and Administration